Exhibit 99.2
MANAGEMENT’S DISCUSSION & ANALYSIS

INTRODUCTION

This Management’s Discussion and Analysis (“discussion”) addresses the results of operations and financial position for the three months and six months ended June 30, 2005 compared to the three months and six months ended June 30, 2004. This discussion is dated August 11, 2005 and has been approved by the board of directors, on the recommendation of the Audit Committee.

This discussion should be read in conjunction with Royal Group Technologies Limited’s (“the Group”) discussion section in the 2004 Annual Report, which may be accessed at www.royalgrouptech.com, in the Investor Relations section. To request a printed copy of the 2004 Annual Report, you may also contact the Group’s transfer agent, Computershare Trust Company of Canada, at (800) 564-6253, or via e-mail at service@computershare.com or investorrelations@royalgrouptech.com. Additional information relating to the Group, including the Group’s Annual Information Form, can also be accessed from the Group’s web site or on the SEDAR web site for Canadian regulatory filings at www.sedar.com. The Group’s filings with the US Securities and Exchange Commission (“SEC”) can be found at www.sec.gov.

Unless otherwise indicated, all financial information herein is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and all dollar amounts referred to herein are in Canadian dollars. The preparation of the Group’s consolidated financial statements in conformity with GAAP requires management to make use of certain estimates and assumptions that affect the reported amounts in the consolidated financial statements and the accompanying notes. These estimates and assumptions are based on historical experience and management’s best knowledge of current events and actions that the Group may undertake in the future. Actual results could differ from those estimates. Certain factors which could cause actual results to differ from those estimates are discussed in more detail in the Risks and Uncertainties section of this discussion. Estimates are used when accounting for items, the more critical of which are discussed in more detail in the Critical Accounting Estimates section of this discussion, as defined in NI 51-102.

OVERVIEW
The Group is a vertically integrated manufacturer of polymer-based home improvement, consumer and construction products. The Group operates predominantly in the seasonal North American renovation, remodeling and new construction segments of the marketplace and sales are impacted by the amount of activity in these segments. During the three months ended June 30, 2005, renovation and remodeling activity increased by 4.5% in the United States (US). During the same time period, new housing starts in the US rose by 6.4%, with starts in Canada down by 0.3%.

The seasonality of the Group’s quarterly sales, net earnings and cash flow have been significantly different on a by-quarter basis as compared to an annualized amount or rate. Certain information is therefore provided for each of the eight most recently completed quarters to provide information to assess these variations between quarters.

CHANGE IN YEAR END
The Group changed its fiscal year end to December 31 from September 30, effective for fiscal 2004. The change to the calendar year basis is more consistent with its sales planning and business reporting activities and programs. Accordingly, this discussion covers the results for the three months ended June 30, 2005 as compared to the three months ended June 30, 2004, (which was the third quarter of the 15 month period ended December 31, 2004, referred to as “fiscal 2004”) and the results for the 6 months ended June 30, 2005 as compared to the 6 months ended June 30, 2004 (which was the second and third quarters of the 15 month period ended December 31, 2004).

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NEW ACCOUNTING STANDARDS
For fiscal 2004, the Group adopted the accounting standard of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3110, Asset Retirement Obligations. This standard addresses the recognition and measurement of legal obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the asset. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset and is amortized to earnings on the same basis as the associated asset. See Note 1(l) to the 2004 Consolidated Financial Statements for additional details of this new accounting guidance. There was no impact on the Group’s financial statements as a result of the adoption of this standard.

The Group adopted Accounting Guideline 14, Disclosure of Guarantees, issued by the CICA in February 2003 for fiscal 2004. This guideline expands on previously issued accounting guidance and requires additional disclosure by a guarantor in its financial statements. This guideline defines a guarantee to be a contract (including an indemnity) that contingently requires the Group to make payments to the guaranteed party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counter party, (ii) failure of another party to perform under an obligating agreement or (iii) failure of a third party to pay indebtedness when due. See Note 1(m) to the 2004 Consolidated Financial Statements for additional details of this new accounting guidance. There was no impact on the Group’s financial statements as a result of the adoption of this standard.

The Group has not adopted any new accounting standards for fiscal 2005.

RESULTS FROM OPERATIONS

The following discussion has been prepared by management and is a review of the Group’s results of operations and financial position for the three months ended June 30, 2005 (“current quarter”) as compared to the three months ended June 30, 2004, (“comparative quarter in the prior year”) and the 6 months ended June 30, 2005 (“current year to date”) as compared to the 6 months ended June 30, 2004 (“comparative year to date”). This discussion of the Group’s operations has been derived from and should be read in conjunction with the accompanying unaudited interim consolidated financial statements for the current quarter and the consolidated financial statements and accompanying notes in the Group’s 2004 Annual Report. The Group’s Consolidated Statements of Earnings is presented below:

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CONSOLIDATED STATEMENTS OF EARNINGS
	3 months	3 months	6 months	6 months
	ended	ended	ended	ended
(in thousands of Canadian dollars, except percentage and per share amounts)	Jun. 30/05	Jun. 30/04	Jun. 30/05	Jun. 30/04
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales	$549,168	$554,673	$936,863	$975,778
Cost of sales	412,165	395,681	709,173	704,495
Gross profit	137,003	158,992	227,690	271,283
Gross profit as a percent of net sales	24.9%	28.7%	24.3%	27.8%
Operating expenses	99,516	99,189	198,137	187,727
Earnings before the undernoted	37,487	59,803	29,553	83,556
Interest and financing charges	11,454	9,687	19,883	20,603
Earnings before income taxes and minority interest	26,033	50,116	9,670	62,953
Income taxes	7,491	14,305	2,826	17,634
Earnings before minority interest	18,542	35,811	6,844	45,319
Minority interest	41	(323)	344	(416)
Net earnings	$18,583	$35,488	$7,188	$44,903
Basic earnings per share	$0.20	$0.38	$0.08	$0.48
Diluted earnings per share	$0.20	$0.38	$0.08	$0.48
Weighted average number of shares (Basic)	93,444,502	93,353,670	93,431,879	93,350,233
Weighted average number of shares (Diluted)	94,524,502	93,353,670	94,480,212	93,350,233

The following non-operating charges and (income) were incurred in the 6 months ended June 30, 2005 and the comparable 6 months ended June 30, 2004:

	3 months	3 months	6 months	3 months	3 months	6 months
	ended	ended	ended	ended	ended	ended
(in thousands of Canadian dollars)	Mar. 31/05	Jun. 30/05	Jun. 30/05	Mar. 31/05	Jun. 30/05	Jun. 30/0
Reversal of bonus accrual - 2004	$-	$(6,000)	$(6,000)	$-	$-	$-
Reversal of bonus accrual - Q1 2005	2,100	(2,100)	-
Interest income on settlement with controlling shareholder	-	(2,200)	(2,200)	-	-	-
Gain on sale of land related to settlement with controlling shareholder	-	(1,300)	(1,300)	-	-	-
Write-off of credit facility fees on financing not pursued	-	1,114	1,114	-	-	-
Investigation costs	1,877	605	2,482	2,088	145	2,233
Sale process costs	-	1,105	1,105	-	-	-
Loss on divestiture of wood blind business in Mexico	-	1,838	1,838	-	-	-
Gain on the sale of real estate	-	-	-	(294)	(704)	(998)
Gain on buyback of medium term notes	-	-	-	(431)	(140)	(571)
	$3,977	$(6,938)	$(2,961)	$1,363	$(699)	$664

The following chart shows the Group’s quarterly financial results over the last eight quarters. The Group operates predominantly in the seasonal North American renovation, remodeling and new construction segments of the marketplace. As such, net sales, net earnings and cash flow are impacted by the amount of activity in these segments. The highest revenue generating quarters have traditionally been the 3 months ended June 30 and September 30. Profitability has been adversely affected by the Group’s recording of non-cash charges in certain quarters. The Group recorded non-cash charges of $17.5 million in the 3 months ended December 31, 2004 and $116 million in the 3 months ended September 30, 2003.

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CONSOLIDATED QUARTERLY RESULTS

(unaudited)	3 months	3 months	3 months	3 months	3 months	3 months	3 months	3 months
(in thousands of Canadian dollars,	ended	ended	ended	ended	ended	ended	ended	ended
except per share amounts)	Jun. 30/05	Mar. 31/05	Dec. 31/04	Sep. 30/04	Jun. 30/04	Mar. 31/04	Dec. 31/03	Sep. 30/03
Net sales	$549,168	$387,695	$420,133	$524,838	$554,673	$421,105	$414,382	$526,778
Net earnings (loss)	18,583	(11,395)	(36,190)	24,410	35,488	9,415	3,726	(78,024)
Basic earnings (loss) per share	0.20	(0.12)	(0.39)	0.26	0.38	0.10	0.04	(0.84)
Diluted earnings (loss) per share	0.20	(0.12)	(0.39)	0.26	0.38	0.10	0.04	(0.84)

The following chart shows selected annual information for the three most recently completed fiscal years. Profitability has been adversely affected by the Group’s recording of non-cash charges. The Group recorded non-cash charges of $17.5 million in the fifteen month period ended December 31, 2004, $158.2 million in the twelve month year ended September 30, 2003 and $23.5 million in the twelve month year ended September 30, 2002.

SELECTED ANNUAL INFORMATION

(audited)	Fifteen months	Twelve months	Twelve months
(in thousands of Canadian dollars,	ended	ended	ended
except per share amounts)	Dec. 31/04	Sep. 30/03	Sep. 30/02 (1)
Net sales	$2,335,131	$1,885,397	$1,915,230
Net earnings (loss)	36,849	(58,211)	131,016
Basic earnings (loss) per share	0.39	(0.62)	1.42
Diluted earnings (loss) per share	0.39	(0.62)	1.40
Total assets	2,444,972	2,530,454	2,833,967
Long-term debt	303,214	383,332	447,290

(1) 2002 restated for the adopton of CICA Handbook section 1650, Foreign Currency Translation.

NET SALES

The following chart summarizes net sales by product line:

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	3 months	3 months		6 months	6 months
Net Sales by Product Line	ended	ended		ended	ended
(in millions of Canadian dollars, except percentages)	Jun. 30/05	Jun. 30/04	% change	Jun. 30/05	Jun. 30/04	% change
	unaudited)	(unaudited)		(unaudited)	(unaudited)
Products segment:
Custom Profiles	$206	$216	-5%	$354	$375	-6%
Exterior Claddings	91	99	-8%	150	168	-11%
Home Furnishings	55	61	-10%	108	118	-8%
Outdoor Products / RBS	85	92	-8%	145	144	1%
Pipe / Fittings / Other Construction	100	84	19%	171	145	18%
Eliminations	(8)	(14)	-43%	(20)	(23)	-13%
	529	538	-2%	908	927	-2%
Support segment:
Materials	144	137	5%	260	243	7%
Machinery & Tooling	21	19	11%	32	51	-37%
Services	20	21	-5%	39	40	-3%
Eliminations	(165)	(160)	3%	(302)	(285)	6%
	20	17	18%	29	49	-41%
Net sales	$549	$555	-1%	$937	$976	-4%

Net sales (“sales”) for the current quarter decreased $6 million or 1% to $549 million from $555 million in the comparative quarter of the prior year. Sales for the current quarter continue to be negatively impacted by the strengthening of the Canadian dollar vis-à-vis the US dollar. Approximately 57% of total sales, which were denominated in US dollars, were recorded at a lower exchange rate this year versus the prior year. Using the same exchange rate as in the comparative quarter of the prior year, sales would have been $582 million, representing a 5% increase over sales of $555 million reported in the comparative quarter of the prior year. The increase in sales in constant dollars is primarily due to selling price increases. Sales adjusted for the impact of foreign exchange is a non-GAAP measure defined in the Non-GAAP Financial Measures section of this discussion.

Sales for the current year to date decreased $39 million or 4% to $937 million from $976 million in the comparative year to date. Sales for the current year to date were negatively impacted by the strengthening of the Canadian dollar vis-à-vis the US dollar. Using the same exchange rate as in the comparative year to date, sales would have been $987 million, up 1% over sales of $976 million reported in the comparative year to date. The increase in sales in constant dollars is primarily due to selling price increases.

Products segment
Products segment sales for the current quarter decreased by 2% to $529 million from $538 million in the comparative quarter of the prior year. For current year to date, Products segment sales decreased by 2% to $908 million from $927 million in the comparative year to date.

Custom Profiles sales for the current quarter declined 5% to $206 million from $216 million in the comparative quarter of the prior year. After adjusting for the impact of foreign exchange, sales in this business unit increased marginally by 1%. Selling prices were increased marginally, while cellular decorative trim sales volume to customers in the US increased. For the 6 months ended June 30, Custom Profiles sales for the current year to date declined 6% to $354 million from $375 million in the comparative year to date. Adjusting for the impact of foreign exchange, sales in Custom Profiles decreased 1%. The decline is due to lower sales volumes, offset partially by selling price increases.

Exterior Claddings sales for the current quarter declined 8% to $91 million from $99 million in the comparative quarter of the prior year. After adjusting for the impact of foreign exchange, sales in this business unit declined 5%. The decline is attributable to the inability to implement selling price increases due to competition and a decline in vinyl siding sales volumes. Exterior Claddings sales for the current year to date declined 11% to $150 million from $168 million in the comparative year to date. Adjusting for the impact of foreign exchange, sales in Exterior Claddings decreased 7%. Selling price increases were offset by sales volume decreases. The decline in sales

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volumes relates to the first quarter of 2005, which were lower as a result of adverse weather conditions negatively impacting northern markets.

Home Furnishings sales for the current quarter declined 10% to $55 million from $61 million in the comparative quarter of the prior year. Adjusting for the impact of foreign exchange, sales in this business unit declined 4%. The decline in sales is primarily due to the divestiture of this business unit’s wood blind business unit in Mexico during the current quarter. This divestiture accounts for $2.5 million of the decline in sales in the current quarter as compared to the comparative quarter in the prior year, however EBITDA is expected to improve since this business unit had negative EBITDA in both the current and the prior year. Home Furnishings sales for the current year to date declined 8% to $108 million from $118 million in the comparative year to date. Adjusting for the impact of foreign exchange, sales in Home Furnishings decreased by 3%. As noted above, the decline in the current year to date is primarily due to the divestiture of this business unit’s wood blind business unit in Mexico during the current quarter. This divestiture accounts for $2.5 million of the decline in sales in the current year to date.

Sales in Outdoor Products/RBS, which includes fencing, decking, railings, patio furniture, sheds and Royal Building Systems, decreased 8% to $85 million in the current quarter from $92 million in the comparative quarter of the prior year. Adjusting for the impact of foreign exchange, sales were 1% lower in the current quarter than in the comparative quarter of the prior year. The decline is attributable to the decision to discontinue selling certain patio furniture products, which due to competitive pricing are less profitable, and lower sales of the Royal Building System, which is due to timing of sales being deferred by customers and a slow down in economic activity in some markets. Offsetting these declines is an increase in sales volumes of outdoor products to major US retailer customers as well as selling price increases. Outdoor Products sales for the current year to date increased 1% to $145 million from $144 million in the comparative year to date. Adjusting for the impact of foreign exchange, sales in Outdoor Products increased by 7%. The increase is due to higher sales volumes of outdoor products to major US retailer customers, selling price increases, offset by lower sales of patio furniture products and lower sales of the Royal Building System.

Pipe/Fittings/Other Construction sales for the current quarter increased 19% to $100 million from $84 million in the comparative quarter of the prior year. Adjusting for the impact of foreign exchange, sales increased 22% over the comparative prior quarter. Higher selling prices were implemented to cover substantially all of the raw material price increases and higher sales volumes were achieved to meet higher demand for pipe and fire protection products. Sales in this business unit for the current year to date increased 18% to $171 million from $145 million in the comparative year to date. Adjusting for the impact of foreign exchange, sales in this business unit increased 21%. Higher selling prices were implemented to cover substantially all of the raw material price increases and higher sales volumes were achieved to meet higher demand for pipe/fittings and fire protection products.

Support segment
Support segment sales for the current quarter, before eliminations, increased 5% to $185 million from $177 million in the comparative quarter of the prior year. For current year to date, Support segment sales, before eliminations, decreased by 1% to $331 million from $334 million in the comparative year to date.

Sales of Materials grew 5% to $144 million from $137 million in the comparative quarter of the prior year. Adjusting for the impact of foreign exchange, sales increased 13% over the comparative prior quarter. The increase is primarily due to higher market pricing of the various components of raw material inputs. For current year to date, Materials sales increased 7% to $260 million from $243 million in the comparative year to date. Adjusting for the impact of foreign exchange, sales in this business unit increased 14%. The increase is due to higher sales volumes to affiliates and third party sales as well as higher market pricing of the various components of raw material inputs.

Sales in Machinery & Tooling remained relatively flat at $21 million as compared to $19 million in the comparative quarter of the prior year. Machinery and Tooling sales for the current year to date declined 37% to $32 million from

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$51 million in the comparative year to date. The decline is due to lower sales in the Group’s Italian manufacturer. In the 3 months ended March 31, 2004, this business unit completed a significant third party project for approximately $20 million, which was not repeated in the current year to date.

Sales in the Services category declined marginally to $20 million in the current quarter from $21 million in the comparative quarter of the prior year. The most significant component of the Services category sales relates to rental income, which is down primarily due to lower rental income as a result of the sale of certain redundant assets in fiscal 2004. Services sales for the current year to date declined 3% to $39 million from $40 million in the comparative year to date, for the same reasons as noted in the current quarter comparison.

Geographic sales distribution
For the current quarter, foreign-based sales and exports from Canadian operations were $351 million or 64% of sales as compared to $368 million or 66% in the comparative quarter of the prior year. For current year to date, foreign-based sales and exports from Canadian operations were $616 million or 65.8% of sales as compared to $661 million or 67.8% in the comparative year to date. The primary reason for the decline in the foreign-based sales and exports from Canadian operations in the current year is due to the decrease in sales of the Group’s Italian manufacturer in the Machinery and Tooling division.

COST OF SALES AND OPERATING EXPENSES
The Group’s overall cost of sales has increased to 75.1% of sales in the current quarter from 71.3% in the comparative quarter of the prior year, reducing gross profit margin to 24.9% from 28.7%. For the current year to date, cost of sales has increased to 75.7% of sales as compared to 72.2% in the comparative year to date, reducing gross profit margin to 24.3% from 27.8%. The primary reason for the decline in gross profit margin in the current quarter and the current year to date is due to the escalation in raw material costs. Poly vinyl chloride (“PVC”) resin, the Group’s primary raw material, increased in cost by approximately 22% over the comparative quarter in the prior year approximately and 30% over the comparative year to date. In addition, during the current quarter and the current year to date, the Group was unable to recover all of the increase in raw material costs through selling price increases due to increased competition in certain markets. The Group expects raw material costs to remain a challenge for the remainder of 2005, with PVC resin costs to be approximately 25% higher on average in 2005 than was experienced in 2004. Finally, the strengthening of the Canadian dollar has negatively impacted sales in the current quarter and the current year to date to a greater extent than the favourable impact on the raw material component of cost of sales, thus contributing to the reduction in the overall gross margin for the current quarter and the current year to date over the comparative periods in the prior year. The Group continues to pursue opportunities to improve pricing, operating efficiencies and product mix.

Selling and delivery expenses increased to 12.8% of sales in the current quarter from 12.4% in the comparative quarter in the prior year due to higher freight costs offset by lower bad debt write offs in the current year as compared to the comparative quarter in the prior year. For the current year to date, selling and delivery expenses increased to 14.1% of sales from 12.8% due to higher freight costs associated with new retail outdoor product programs, higher rents associated with the closure of redundant warehousing, offset by lower bad debt write offs.

General and administration expenses decreased to 5.3% of sales in the current quarter from 5.5% in the comparative quarter in the prior year. In the current quarter, the Group recorded a reversal of bonus accruals of $8 million, partially relating to bonuses for former senior executive management that were not paid due to terminations in late fiscal 2004. The Group recorded a recovery of $1.3 million from the adjustment to the cost base on land sold in 2004 as a result of the settlement with the controlling shareholder. See “Other Matters” for further details. Offsetting these items is a $1.8 million charge on the divestiture of the Group’s wood blind business in Mexico and approximately $7 million in additional costs that were incurred relating to higher professional fees associated with the investigations over the past year, professional fees associated with the potential sale of the Group, compensation expense related to the Senior Management Incentive Plan (“SMIP”), provision for investments and additional

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depreciation on computer software in the current year. For the current year to date, general and administrative expenses increased to 7.0% of sales from 6.4%. In addition to the items noted above for the current quarter, an additional $8 million in costs were incurred in the quarter ended March 31, 2005 relating to higher professional fees associated with the investigations, fees associated with recruiting new officers and directors, an additional accrual for litigation and compensation expense related to the SMIP. Included in the comparative year to date was a gain of $0.6 million on the repurchase of a portion of the Group’s medium term notes.

OPERATING MARGIN
The Group has traditionally evaluated its Segments based on EBITDA (earnings (loss) before interest, taxes, depreciation, amortization and minority interest). EBITDA is a non-GAAP measure defined in the Non-GAAP Financial Measures section of this discussion. The overall EBITDA for the current quarter was $71.8 million as compared to $93.4 million in the comparative quarter of the prior year. As a percentage of sales, the EBITDA margin in the current quarter was 13.1% as compared to 16.8% in the comparative quarter in the prior year. The overall EBITDA for the current year to date was $97.9 million as compared to $149.6 million in the comparative year to date. As a percentage of sales, the EBITDA margin in the current year to date was 10.4% as compared to 15.3% in the comparative year to date.

The Products segment generated EBITDA of $54.0 million in the current quarter as compared to $58.7 million in the comparative quarter. Products segment EBITDA margin has declined from 10.6% in the comparative quarter of the prior year to 10.0% in the current quarter. Products segment EBITDA was negatively impacted by higher raw material costs, the negative impact of foreign exchange on sales, a $1.8 million charge on the divestiture of the Group’s wood blind business in Mexico and a $1.3 million provision for investments. Offsetting these factors was the positive impact of the reversal of bonus accrual of approximately $6 million. For the current year to date, Products segment EBITDA was $63.7 million as compared to $82.3 million for the comparative year to date. Products segment EBITDA margin has declined from 8.7% in the comparative year to date to 6.9% in the current year to date. In addition to the factors noted above for the current quarter, the current year to date included an additional accrual for litigation.

The Support segment generated EBITDA of $17.9 million in the current quarter as compared to $34.7 million in the comparative quarter of the prior quarter. Support segment EBITDA margin has declined from 19.6% in the comparative quarter of the prior year to 9.6% in the current year. The decline is due primarily to rising raw material input costs as well as higher costs of approximately $4 million incurred relating to professional fees in connection with the investigations and the potential sale of the Group, compensation expense related to the SMIP and higher depreciation on computer software in the current year. Offsetting these higher costs is approximately $2 million reversal of bonus accruals and the recovery of $1.3 million from the adjustment to the cost base on land sold in 2004. Included in the comparative quarter of the prior year was a gain on the repurchase of a portion of the Group’s medium term notes as well as a gain on the sale of real estate totalling $1 million. For the current year to date, Support segment EBITDA was $34.2 million compared to $67.4 million for the comparative year to date. Support segment margin has declined from 20.2% in the comparative year to date to 10.3% in the current year to date. In addition to the factors noted above for the quarter, the current year to date included approximately $2.5 million in costs incurred relating to fees associated with recruiting new officers and directors and compensation expense related to the SMIP. Included in the comparative year to date was a gain on the repurchase of a portion of the Group’s medium term notes as well as a gain on the sale of real estate totalling $1.7 million.

AMORTIZATION EXPENSE
Amortization expense for current quarter was $34.3 million or 6.3% of sales as compared to $33.6 million or 6.1% of sales in the comparative quarter of the prior year. The increase is due to higher capital expenditures over the past year now being subject to full amortization and the commencement of amortization in the current year of costs associated with computer software. Amortization for the current year to date was $68.3 million or 7.3% of sales as compared to $66.1 million or 6.8% of sales in the comparative quarter of the prior year.

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In the Products segment, amortization as a percentage of sales, before eliminations, was 4.6% in the current quarter as compared to 4.3% in the comparative quarter of the prior period. For the current year to date, amortization as a percentage of sales, before eliminations, was 5.3% as compared to 4.9% in the comparative year to date. In the Support segment, amortization as a percentage of sales, before eliminations, was 5.1% for the current quarter as compared to 5.6% in the comparative quarter of the prior year. For the current year to date, amortization as a percentage of sales, before eliminations, was 5.8% as compared to 5.7% in the comparative year to date.

INTEREST AND FINANCING CHARGES
Interest and financing charges for the current quarter were $11.5 million as compared to $9.7 million for comparative quarter in the prior year. Interest and financing charges as a percentage of sales were 2.1% as compared to 1.7% in the comparative quarter of the prior year. Higher interest costs relating to the new banking facility agreement entered in the current quarter, $1.5 million in amortization of fees associated with the new facility and $1.1 million in fees associated with a negotiation of additional financing that the Group did not pursue are offset by interest income of $2.2 million in connection with the settlement with the controlling shareholder (See “Other Matters” for further details) and the favourable impact of the strengthening of the Canadian dollar on interest payments on US denominated debt. Interest and financing charges for the current year to date were $19.9 million as compared to $20.6 million in the comparative year to date. Interest and financing charges as a percentage of sales were 2.1% as compared to 2.1% in the comparative quarter year to date. The factors affecting the current quarter are applicable to the current and comparative year to date comparisons.

INCOME TAXES
During the quarter, the Group recorded an income tax expense on its pre-tax earnings reported under GAAP. The effective tax rate for the quarter was 29%, comparable to the 29% in the previous quarter ended March 31, 2005.

NET EARNINGS AND EARNINGS PER SHARE
Net earnings for the current quarter were $18.6 million, a decrease of $16.9 million from the net income of $35.5 million in the comparative quarter in the prior year. Basic and diluted earnings per share for the current quarter were $0.20 as compared to earnings per share of $0.38 in the comparative quarter in the prior year.

The weighted average number of basic shares outstanding for the current quarter was 93.4 million, up slightly from the comparative quarter of the prior year. The weighted average number of shares for the current quarter on a diluted basis was 94.5 million, approximately the same as at December 31, 2004 but 1.1 million higher than in the comparative quarter of the prior year. The increase is due to the issuance of restricted stock units under the Senior Management Incentive Plan, which are included in determining the weighted average number of shares on a diluted basis.

OTHER MATTERS
Investigations
The Royal Canadian Mounted Police (“RCMP”) continues its previously announced investigation. The Ontario Securities Commission (“OSC”) also continues its investigation of the Group with respect to disclosure, financial affairs and trading in the shares of the Group. Subsequent to June 30, 2005, the Group received notification that the SEC is investigating the Group. As part of these investigations, the Group received various requests for information, including on July 27, 2005 a subpoena from the SEC, and it has expressed its willingness to cooperate with all regulators and law enforcement agencies in their investigations.  These investigations may produce results that have a material impact on the Group and its previously reported financial statements.

Agreement with the controlling shareholder
On May 26, 2005, the Group announced that it obtained shareholder approval at its May 25, 2005 annual and special meeting of shareholders for the settlement with the controlling shareholder and the conversion of the

ROYAL GROUP TECHNOLOGIES LIMITED         20

MANAGEMENT’S DISCUSSION & ANALYSIS

multiple voting shares to single voting shares. On June 23, 2005, the Group filed the articles of amendment approved by the shareholders on May 25, 2005. The Group now has one class of voting common shares.

In lieu of a cash payment to the Group by the controlling shareholder personally of the full amount of the gain earned by all interested parties on the sale of the Vaughan West lands to the Group, the conversion of his multiple voting shares to common shares on a one-for-one basis has occurred. The Group decreased retained earnings by $8.7 million, decreased land by $5.2 million, increased miscellaneous income by $1.3 million and increased interest income by $2.2 million. A portion of the settlement was allocated to miscellaneous income since part of the land acquired in the Vaughan West land transaction was sold in fiscal 2004.

In addition, the repayment of the bonus of $1,129,750 owed by the former controlling shareholder was received in July 2005.

Class action lawsuit
The Group and certain of its former officers, former directors and former employees have been named as defendants in a class action shareholder lawsuit filed in the United States District Court for the Southern District of New York. The action asserts U.S. federal securities law violations, principally alleging that the Group misrepresented its business performance and engaged in various improprieties. The complaint seeks certification of the putative class, unspecified damages, reasonable costs and attorneys' fees, and other relief. The Group is presently unable to determine whether this action will have a material adverse effect on the business, results of operations, financial condition and liquidity of the Group, and intends to defend itself vigorously in this action.

Criminal investigation by the Antitrust Division of the United States Department of Justice
The Group is the subject of a pending criminal investigation being conducted by the Antitrust Division of the United States Department of Justice. The investigation focuses on alleged price fixing in the window coverings industry. The Group is cooperating with the Department of Justice and is attempting to negotiate a resolution of the matter. The Group is presently unable to determine whether this will have a material adverse effect on the business, results of operations, financial condition and liquidity of the Group.

Divestitures of business units
On July 28, 2005, the Group announced that the board of directors approved the potential divestiture of certain non-core business units, including Royal Alliance, Baron Metals Industries and Roadex Transport. Royal Alliance and Baron Metals Industries’ results are reported in the Group’s Products segment. Roadex Transport’s results are reported in the Group’s Support segment. The combined revenues of these three business units for the six months ended June 30, 2005, net of inter-company eliminations were $66 million, with EBITDA being $7 million. The Group’s invested capital in these three business units was $81 million at June 30, 2005.

In addition, the Group is in negotiations to sell its Polish operations, which has been a non-performing business unit. A letter of intent was signed in July 2005 and negotiations are ongoing with respect to this sale. This business unit has generated accumulated losses of $24 million since operations commenced in 1998. The Group’s invested capital in this business unit was $48 million at June 30, 2005.

Royal Building Systems
On July 28, 2005, the Group announced that results of recent testing on its Royal Building Systems (RBS) indicated that this product does not consistently meet the smoke generation requirements of applicable US building codes for interior unfinished surfaces in non-utility buildings. The Group ceased shipment of all non-utility products globally. On August 11, 2005, the Group announces that it would continue to follow the Canadian Building Code with respect to the resumption of shipments in Canada. For international locations the Group will apply Canadian Building Code guidelines, as well as local building code requirements. Due to the unique test requirements of the US Building Codes, the Group will maintain its current policy not to ship projects into the US markets and

ROYAL GROUP TECHNOLOGIES LIMITED         21

MANAGEMENT’S DISCUSSION & ANALYSIS

international locations applying those standards, other than qualified utility applications. The Group has retained various experts to assist in determining the impact of this issue. The Group is presently unable to determine whether this will have a material adverse effect on the business, results of operations, financial condition and liquidity of the Group.

Sale process
During the current quarter, the Group received notice from an outside party of an interest in conducting due diligence in connection with the potential offer to acquire the shares of the Group. In connection with this, the Group has hired advisors to assist with this process. Formal due diligence access to the Group’s data room by outside parties commenced on July 25, 2005.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW
In the current quarter, the Group’s cash flow from operating activities was a source of $53.7 million as compared to a source of $60.1 million in the comparative quarter of the prior year. Operating activities generated cash flow during the current quarter, as the Group enters its largest sales volume months, which are traditionally in the late spring and summer months. The Group has been able to reduce its bank indebtedness by $32.9 million in the current quarter without increasing its working capital. The Group’s net bank indebtedness position is $297 million at June 30, 2005 as compared to $330 million at March 31, 2005 and $213 million at December 31, 2004 (term bank loan less cash at December 31, 2004).

The Group’s availability under its bank credit facility is scheduled to be reduced from $340 million currently to $312.5 million at August 31, 2005. In addition, there is a scheduled term loan repayment of approximately $18.5 million due on September 1, 2005.

While these two matters will reduce the Group’s liquidity in the third quarter, it is pursuing a number of initiatives to increase its liquidity including:
•	the divestiture of its Polish operations, its wholly-owned subsidiaries Baron Metals Industries and Roadex Transport, and its 60% owned subsidiary Royal Alliance;
•	the financing of four real estate properties; and
•	the refinancing of the Group’s debt structures in the October - December 2005 period should the Group not be sold.
The Group believes that these measures will provide adequate liquidity.

WORKING CAPITAL
Working capital was $262 million at June 30, 2005 as compared to $228 million at December 31, 2004 and $223 million at June 30, 2004. Days trade accounts receivable outstanding increased to 58 days at June 30, 2005 from 52 days at December 31, 2004 and 56 days at June 30, 2004. The increase in days accounts receivable from December 31, 2004 is attributable to the overall increase in the accounts receivable in the current quarter, which is due in large part to a greater proportion of sales occurring in the current quarter as the Group enters its busiest sales volume months. Days inventory on hand has increased to 127 days at June 30, 2005, up from 117 days at December 31, 2004 and 110 days at June 30, 2004. The increase in days inventory is due to higher inventory levels at June 30, 2005 than at both December 31, 2004 and June 30, 2004. Management is focusing on improving production and inventory management practices in an effort to lower the overall level of inventory on hand. The Group’s current ratio is 1.44 at June 30, 2005, slightly higher that 1.37 at December 31, 2004 and 1.30 at June 30, 2004.

CAPITAL SPENDING
Capital expenditures for the current quarter were $19 million, of which $17 million was spent primarily for tooling and equipment to be used in the Products Segment. Capital spending is expected to be maintained at or below the

ROYAL GROUP TECHNOLOGIES LIMITED         22

MANAGEMENT’S DISCUSSION & ANALYSIS

current level of approximately $20 million per quarter over the next several quarters, which will improve on the Group’s liquidity position. There were no sales of non-strategic assets during the current quarter. The Group expects to finalize the sale of one of its vacant buildings and receive proceeds in excess of $5 million subsequent to the quarter end.

CONTRACTUAL OBLIGATIONS

As previously reported in the first quarter ended March 31, 2005, contractual obligations due by period are presented below. There have been no substantial changes in the current quarter:

			In years	In years
(in thousands of Canadian dollars)	Total	2005	2006-2007	2008-2009	After 2010
Long-term debt	322,931	18,464	187,935	-	116,532
Capital lease obligations	2,746	907	1,203	636	-
Operating leases	53,065	15,339	22,453	11,898	3,375
Purchase obligations	1,777,859	258,710	507,166	506,599	505,384
Other long term obligations	3,612	2,519	1,059	20	14
Total contractual obligations	2,160,213	295,939	719,816	519,153	625,305

Included in purchase obligations is the long-term agreement for the annual purchase of up to 400 million pounds of vinyl chloride monomer (VCM).

LONG TERM DEBT AND FINANCIAL INSTRUMENTS
The Group finalized a credit facility in support of its North American operations with three banks on March 24, 2005. It is a $340 million revolving credit facility with a secured portion and an unsecured portion. The $300 million first tranche, which increases to $312.5 million on September 1, 2005, bears interest at prime plus 0.5%, or either LIBOR or Bankers’ Acceptance Rate plus 1.5%. This portion of the credit facility is collateralized by substantially all of the Group’s assets in Canada and the United States, although real property charges will only be registered initially against certain properties located in Ontario, Canada. In addition, the Group also maintains credit facilities with various indigenous banks in support of its international operations in an aggregate amount of $82.8 million.

Until September 1, 2005, a second tranche of $40 million (up to $37.5 million of which is unsecured) bears interest at prime plus 1.5%, or either LIBOR or Bankers’ Acceptance Rate plus 2.5%. While the second tranche expires on August 31, 2005, on September 1, 2005, the fully collateralized first tranche of credit facility increases to $312.5 million. The first tranche of the credit facility matures on April 30, 2006.

A further separate credit facility, as reported in the quarter ended March 31, 2005, for which a letter of intent was signed on May 11, 2005 was not further pursued. The current liquidity position of the Group is adequate, which reduces the justification for additional more expensive excess liquidity facilities.

The net funded debt to total capitalization ratio at June 30, 2005 was 31.0% as compared to 32.2% at March 31, 2005, 27.9% at December 31, 2004 and 31.8% at June 30, 2004. Refer to the chart in Non-GAAP Financial Measures for the calculation of net funded debt to total capitalization. The Group had been on a trend of reducing its net funded debt year over year. The Group has been able to reduce funded debt from March 31, 2005, yet it is still higher than at December 31, 2004. The increase in the current quarter ratio versus December 31, 2004 is attributable to the increase in the bank operating line to fund the inventory build up in anticipation of the upcoming busy season.

At December 31, 2004, the Group’s debt rating by Standard and Poors (S&P) was BBB- with a Negative Outlook and a Credit Watch with negative implications. At December 31, 2004 Dominion Bond Rating Services (DBRS)

ROYAL GROUP TECHNOLOGIES LIMITED         23

MANAGEMENT’S DISCUSSION & ANALYSIS

debt rating was BBB (low) with a stable trend. In March 2005, DBRS changed its rating to BBB (low) with a negative trend. On May 6, 2005, S&P lowered its rating to BB from BBB- and removed the rating from Credit Watch, but their outlook remains negative. The ratings agencies expressed concerns regarding the uncertainties surrounding the continuing investigations and the liquidity level.

The Group is developing a new strategic plan in 2005. This may involve added emphasis on certain businesses and reduced emphasis on others, including divestitures. In conjunction with the new strategic plan, the Group may pursue a new capital structure, the purpose of which will be to provide substantial additional liquidity and financial flexibility. In addition, the Group has announced plans to divest of certain non-core business units and its non-performing operation in Poland. Funds from these divestitures will be used to reduce borrowings under the Group’s operating line of credit.

RELATED PARTY TRANSACTIONS
In fiscal 2004, the Group instituted procedures for identifying and capturing related party transactions. These procedures are carried out on a quarterly basis and the appropriate disclosure is included in the Note 7 of the unaudited interim consolidated financial statements.

OUTSTANDING SHARE DATA

During the quarter, 15,935,444 multiple voting shares were converted to subordinate voting shares, thus eliminating the Group’s dual-class capital structure. The Group now has one class of voting common shares. At June 30, 2005, there are 93,444,502 voting common shares outstanding. This compares to 15,935,444 multiple voting shares and 77,420,726 subordinate voting shares outstanding at December 31, 2004. The change in the number of voting shares outstanding reflects the issuance of shares under the Group’s stock option plan and the issuance of shares for RSUs under the Group’s Restricted Stock Unit Plan that elected to settle in shares in the first quarter of fiscal 2005.

NON-GAAP FINANCIAL MEASURES

For the purposes of the following discussion the terms “EBITDA” and “operating margin” are used interchangeably. EBITDA is not a recognized measure under Canadian or US GAAP. Management has traditionally evaluated its Segments based on EBITDA. In addition, management believes that in addition to net earnings, EBITDA is a useful supplementary measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures, income taxes and minority interest. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to (i) net earnings (loss) determined in accordance with GAAP as an indicator of the Group’s performance or (ii) cash flow from operating, investing and financing activities as a measure of liquidity and cash flow. The Group’s method of calculating EBITDA may differ from other companies and, accordingly, the Group’s EBITDA may not be comparable to measures used by other companies.

“Free cash flow” (earnings (loss) before minority interest adjusted for items not affecting cash, changes in non-cash working capital items, less acquisition of property, plant and equipment and change in investments) is not a recognized measure under GAAP. It may not be comparable to similar measures presented by other issuers. Management believes free cash flow to be an important indicator of the financial performance of the Group because it shows how much cash is available to repay debt and to reinvest in the Group.

Net funded debt (bank indebtedness net of cash plus term bank loan and term debt) to total capitalization (aggregate of shareholders’ equity, minority interest and net funded debt) ratio is not a recognized measure under GAAP. Management believes net funded debt to total capitalization is a useful indicator of the amount of leverage the Group has in relation to its capital structure. Investors should be cautioned that net funded debt should not be considered as an alternative to long-term debt and that the method of calculation of net funded

ROYAL GROUP TECHNOLOGIES LIMITED         24

MANAGEMENT’S DISCUSSION & ANALYSIS

debt and net funded debt to total capitalization may differ from other companies and may not be comparable to measures used by other companies.

The following charts provide calculations of EBITDA, free cash flow and net funded debt to total capitalization, which are not reported within the body of the unaudited interim financial statements:

	3 months	3 months	6 months	6 months
	ended	ended	ended	ended
(in thousands of Canadian dollars, except percentages)	Jun. 30/05	Jun. 30/04	Jun. 30/05	Jun. 30/04
Earnings before the undernoted	$37,487	$59,803	$29,553	$83,556
Amortization	34,340	33,631	68,341	66,079
EBITDA	$71,827	$93,434	$97,894	$149,635
EBITDA as a percentage of Net Sales	13.1%	16.8%	10.4%	15.3%

	3 months	3 months	6 months	6 months
	ended	ended	ended	ended
(in thousands of Canadian dollars)	Jun. 30/05	Jun. 30/04	Jun. 30/05	Jun. 30/04
Net earnings	$18,583	$35,488	$7,188	$44,903
Items not affecting cash	37,881	39,763	71,445	70,764
Change in non-cash working capital	(2,798)	(15,139)	(120,127)	(52,518)
Cash flow from operating activities	53,666	60,112	(41,494)	63,149
Acquisition of property, plant and equipment	(18,779)	(19,617)	(40,143)	(41,530)
Change in investments	(229)	(63)	(145)	(3,577)
Minority interest	(41)	323	(344)	416
Free cash flow	$34,617	$40,755	$(82,126)	$18,458

(in thousands of Canadian dollars, except percentages)	Jun. 30/05	Dec. 31/04	Jun. 30/04
Bank indebtedness	$296,846	$-	$-
Term bank loan	-	324,836	424,312
Term debt	325,331	321,517	363,991
Cash	-	(112,088)	(118,294)
Net funded debt	622,177	534,265	670,009
Minority interest	13,744	15,761	15,260
Shareholders' equity	1,371,843	1,365,461	1,424,441
Total capitalization	$2,007,764	$1,915,487	$2,109,710
Net funded debt to total capitalization	31.0%	27.9%	31.8%

Net sales adjusted for the impact of foreign exchange is a non-GAAP measure. Net sales adjusted for the impact of foreign exchange is calculated by converting the current period net sales denominated in US dollars at the same exchange rate as in the comparative quarter in the prior year. Management believes this provides an additional meaningful comparison of net sales on a comparable basis with net sales of the comparative period in the prior year.

RISKS AND UNCERTAINTIES

The Group operates in many markets each of which involves various risks, uncertainties and other factors affecting the Group specifically, its industry or the markets generally. The Group’s future performance, achievements and financial results could be affected by these factors, which in some cases have affected, and which in the future could affect, the Group’s actual results and could cause the Group’s actual results for fiscal 2005 and beyond to differ materially from past results and from those expressed in any forward-looking statements made by or on behalf of the Group. These risks and uncertainties include the ongoing shareholder value maximization process and its outcome; the outcome of the ongoing investigations by the RCMP, OSC and SEC; the outcome of the ongoing assessment and review of the Royal Building System’s compliance with smoke generated elements of the US building code and the safety of buildings constructed with the Royal Building Systems; fluctuations in the level of renovation, remodelling and construction activity; changes in the Group’s product costs and pricing; an inability to achieve or delays in achieving savings related to cost reductions or increases in revenues related to sales price increases; the sufficiency of any restructuring activities, including the potential for higher actual costs to be incurred in connection with any restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of the Group’s outstanding debt and current debt ratings; the Group’s ability to maintain adequate liquidity and refinance its debt structure by April 30, 2006, the expiry date of its current bank credit facility: the ability to meet the financial covenants of the Group’s credit facilities; changes in the Group’s product mix; the growth rate of the markets in which the Group’s products are sold; market acceptance and

ROYAL GROUP TECHNOLOGIES LIMITED         25

MANAGEMENT’S DISCUSSION & ANALYSIS

demand for the Group’s products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes or similar matters; and changes in securities or environmental laws, rules and regulations and currency risk exposure. Certain of these risks and uncertainties are described in more detail below:
• The Group’s business is substantially related to the North American renovation, remodelling and construction markets, both residential and industrial/commercial. As a result, the demand for the products manufactured and distributed by the Group is affected by changes in the general state of the North American economy, including renovation and remodelling, new housing starts and the level of construction activity in general. Future economic downturns could reduce demand for Royal’s products and could have a material adverse effect on Royal’s business, operations and financial condition.
• The price and availability of raw materials, and in particular PVC resin and VCM, represents a substantial portion of the cost of manufacturing the Group’s products. Historically, there have been fluctuations in these raw materials’ prices and in some instances price movements have been volatile and affected by circumstances beyond the Group’s control. There can be no assurance that the Group can pass on increases from normal market fluctuations in the price of PVC resin, VCM and other raw materials to its customers through increases in selling price, or otherwise absorb such costs increases without significantly affecting its margins. In addition, the Group has occasionally found certain raw materials to be in short supply. The Group could experience materially adverse effects on its business, operations and financial condition if the availability of either PVC or VCM became restricted due to market conditions, or issues particular to the Group.
• The RCMP continues its previously announced investigation. The OSC also continues its investigation of the Group with respect to disclosure, financial affairs and trading in the shares of the Group. Subsequent to June 30, 2005, the Group received notification that the SEC is investigating the Group. As part of these investigations, the Group received various requests for information, including on July 27, 2005 a subpoena from the SEC, and it has expressed its willingness to cooperate with all regulators and law enforcement agencies in their investigations. These investigations may produce results that have a material impact on the Group and its previously reported financial statements.
• The Group and certain of its former officers, former directors and former employees have been named as defendants in a class action shareholder lawsuit filed in the United States District Court for the Southern District of New York. The action asserts U.S. federal securities law violations, principally alleging that the Group misrepresented its business performance and engaged in various improprieties. The complaint seeks certification of the putative class, unspecified damages, reasonable costs and attorneys' fees, and other relief. The Group is presently unable to determine whether this action will have a material adverse effect on the business, results of operations, financial condition and liquidity of the Group, and intends to defend itself vigorously in this action.
• The Group is the subject of a pending criminal investigation being conducted by the Antitrust Division of the United States Department of Justice. The investigation focuses on alleged price fixing in the window coverings industry. The Group is cooperating with the Department of Justice and is attempting to negotiate a resolution of the matter.
• On July 28, 2005, the Group announced that results of recent testing on its Royal Building Systems (RBS) indicated that this product does not consistently meet the smoke generation requirements of applicable US building codes for interior unfinished surfaces in non-utility buildings. The Group ceased shipment of all non-utility products globally. On August 11, 2005, the Group announces that it would continue to follow the Canadian Building Code with respect to the resumption of shipments in Canada. For international locations the Group will apply Canadian Building Code guidelines, as well as local building code requirements. Due to the unique test requirements of the US Building Codes, the Group will maintain its current policy not to ship projects into the US markets and international locations applying those standards, other than qualified utility applications. The Group has retained various experts to assist in determining the impact of this issue. The Group is presently unable to determine whether

ROYAL GROUP TECHNOLOGIES LIMITED         26

MANAGEMENT’S DISCUSSION & ANALYSIS

this will have a material adverse effect on the business, results of operations, financial condition and liquidity of the Group.
• As the Group carries out a significant portion of its activities in foreign markets (primarily the US), it is exposed to the risk of foreign exchange fluctuations. If the Canadian dollar gains value against these other currencies, the Group’s results of operations and financial condition could be materially adversely affected. The Group attempts to minimize risks associated with currency fluctuations through matching of the currency of debt financing and the currency of certain raw material purchases, sales or asset acquisitions. This, however, is not always economically practical and the Group may not be able to offset any or all of its foreign market risks. While the Group has not entered into significant market instruments with respect to foreign exchange hedging in the past, it may, if deemed necessary, do so in a prudent fashion, in the future.
• The Group faces substantial competition throughout its product categories and geographical regions. Some of the Group’s competitors have financial and other resources that are substantially greater than the Group’s, and may be able to make larger capital expenditures that will give them a competitive advantage. Royal also competes against foreign competitors with lower cost structures, particularly in its consumer product lines, and these competitors may be able to compete more effectively in an aggressive pricing environment. Such competition could result in lower sales or downward price pressure on the Group’s products, which may adversely affect its revenues, gross margins and cash flows.
• The Group’s operations and properties are subject to laws and regulations relating to environmental protection, including laws and regulations governing the investigation and clean-up of contaminated properties as well as water discharges, waste management and workplace health and safety. Such laws and regulations frequently change, are different in every jurisdiction, and can impose substantial fines and sanctions for violations. The Group’s operations and properties must comply with these laws, and must adapt to regulatory requirements in all jurisdictions as these requirements change. The Group has experienced, and continues to experience, both operating and capital costs to comply with environmental laws and regulations. In addition, although the Group believes its operations are currently substantially in compliance, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, the potential imposition of new clean-up requirements, and new claims for property damage or personal injury arising from environmental matters could require the Group to incur costs or become the basis for the new or increased liabilities that could have a material adverse effect on its business, operations and financial condition.
• The Group’s business is exposed to products liability risk and the risk of negative publicity if its products fail. Although the Group maintains insurance for products liability claims, the amount and scope of its insurance may not be adequate to cover a products liability claim that is successfully asserted against it. In addition, products liability insurance could become more expensive and difficult to maintain and, in the future, may not be available on commercially reasonable terms or at all. The Group cannot provide assurance that it has, or will continue to have, adequate insurance coverage against possible products liability claims.

CRITICAL ACCOUNTING ESTIMATES
The preparation of the Group’s consolidated financial statements in conformity with generally accepted accounting principles requires management to make use of certain estimates and assumptions that affect the reported amounts in the consolidated financial statements and the accompanying notes. These estimates and assumptions are based on management’s best knowledge of current events and actions that the Group may undertake in the future. Actual results could differ from those estimates. Estimates are used when accounting for items, the more critical of which are: allowance for doubtful accounts receivable, inventory obsolescence and income taxes.

Allowance for doubtful accounts
In order for management to establish the appropriate allowance for doubtful accounts receivable, estimates are made with regards to general economic conditions, interpreting customer aging trends and the probability of default by individual customers. The failure to estimate correctly could result in bad debts being either higher or lower than the determined provision as of the date of the balance sheet.

ROYAL GROUP TECHNOLOGIES LIMITED         27

MANAGEMENT’S DISCUSSION & ANALYSIS

Inventory obsolescence
In order for management to establish the appropriate provision for inventory, certain judgments and estimates are made with regards to general economic conditions, interpreting inventory turns, identifying slow moving inventory, customer demand patterns and market acceptance of our products. The failure to estimate correctly could result in inventory being either higher or lower than the determined provision as of the date of the balance sheet.

Income taxes
In order for management to establish the appropriate income tax asset and liability valuation, estimates are made with regards to the realization of future tax assets and increase of future tax liabilities. The ultimate realization of future tax assets or assessments of future tax liabilities is dependent upon the generation of future taxable income during the years in which those temporary differences become deductible. Because of the judgments involved, income tax assets and liabilities could be over or understated.

ROYAL GROUP TECHNOLOGIES LIMITED         28

CORPORATE INFORMATION

Corporate Office

Royal Group Technologies Limited
1 Royal Gate Blvd.,
Woodbridge, Ontario
Canada L4L 8Z7
Telephone: (905) 264-0701
Facsimile: (905) 264-0702
Web site: www.royalgrouptech.com

Transfer Agent and Registrar

Information regarding your shareholdings may be obtained by writing or calling the transfer agents:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Tel: 1-800-564-6253 or (514) 982-7555
Facsimile: 1-888-453-0330 or (416) 263-9394
E-mail: service@computershare.com

Co-Transfer Agent (USA.)
Computershare Trust Company, Inc.
303 Indiana Street, Suite 800
Golden, Colorado 80401
Tel: (303) 262-0600
Facsimile: (303) 262-0700

Shareholder Inquiries

Responses to shareholder inquiries as well as information published by the Company for its shareholders and others, including annual reports, quarterly reports and annual information forms may be obtained from:

Investor Relations

Mark Badger, Vice President of Marketing and Corporate Communications
Royal Group Technologies Limited
1 Royal Gate Blvd.,
Woodbridge, Ontario L4L 8Z7
Telephone: (905) 264-0701
Facsimile: (905) 264-0702
E-mail: investorrelations@royalgrouptech.com
Web site: www.royalgrouptech.com

Stock Exchange Listings

Voting Common Shares are listed on The Toronto Stock Exchange and the New York Stock Exchange.
Symbol:	TSX: RYG
NYSE: RYG

Debt Ratings

Rating Agency	Medium Term Notes
DBRS	BBB (low)
S&P	BB

Trading Data
(Stock symbol: RYG - TSX, RYG - NYSE)

	High	Low	Close	Volume
	(TSX	(TSX	(TSX)	(000’s )
Fiscal 2005
Second Quarter	14.15	10.80	13.38	12,621
First Quarter	13.20	9.70	12.80	18,438
Total				31,059

Fiscal 2004
Fifth Quarter	13.68	8.50	12.59	36,276
Fourth Quarter	12.55	10.25	11.10	15,506
Third Quarter	16.45	11.75	12.00	14,894
Second Quarter	17.40	11.99	14.38	25,895
First Quarter	12.70	8.60	12.30	26,710
Total				119,281

Outstanding Share Information
as at June 30, 2005 and 2004

	2005	2004
Multiple Voting Shares	-	15,935,444
Subordinate Voting Shares	-	77,420,726
Total shares outstanding	93,444,502	93,356,170

During the quarter, 15,935,444 multiple voting shares were converted to subordinate voting shares eliminating the dual-class capital structure.
Royal now has one class of voting common shares.

Total options outstanding as at June 30, 2005 are 3,200,078 (2004 - 7,877,414). Total restricted stock units outstanding at June 30, 2005 are 1,145,000 (2004 - Nil).

Dividend Policy: Royal’s policy is to retain its earnings to finance growth and development of its business. Royal does not expect to pay dividends in the foreseeable future. The Board of Directors will review this policy from time to time in the context of Royal’s earnings, financial position and other relevant factors.

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the outcome of the ongoing shareholder value maximization process and its outcome; the ongoing internal review and investigations by the Special Committee of the Board of Directors; the outcome of the ongoing assessment and review of Royal Building System’s compliance with the smoke generated elements of the US building code and the safety of buildings constructed with the Royal Building System; fluctuations in the level of renovation, remodeling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or increases in revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; Royal’s ability to maintain adequate liquidity and refinance its debt structure by April 30, 2006, the expiry date of its current bank credit facility; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities or environmental laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of August 11 2005 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

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